August 23, 2019

Eric Newell
EVP, Chief Financial Officer and Treasurer
United Financial Bancorp, Inc.
225 Asylum Street
Hartford, Connecticut 06103

       Re: United Financial Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-35028

Dear Mr. Newell:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services